SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45686J104
(CUSIP Number)

M III Partners, LP
c/o Mohsin Y. Meghji
130 West 42nd Street, 17th Floor
New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 24, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104

1	Names of Reporting Person. M III Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ¬
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 484,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 484,464
11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%
14	Type of Reporting Person OO - Limited liability company

CUSIP No. 45686J104

1	Names of Reporting Person. M III Acquisition Partners I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ¬
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7
8
9
10
11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%
14	Type of Reporting Person OO - Limited liability company

CUSIP No. 45686J104

1	Names of Reporting Person. Mohsin Meghji 2016 Gift Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ¬
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7
8
9
10
11	Aggregate Amount Beneficially Owned by Each Reporting Person 305,376
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¬
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO - Trust

CUSIP No. 45686J104

1	Names of Reporting Person. Mohsin Y. Meghji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ¬
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7
8
9
10
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,322
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¬
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person IN

SCHEDULE 13D/A

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on July 22, 2016, as amended by Amendment No. 1 thereto filed on February 28, 2018, Amendment No. 2 thereto filed on March 1, 2018, Amendment No. 3 thereto filed on April 6, 2018 and Amendment No. 4 thereto filed on June 8, 2018 (as amended, the “Schedule 13D”). This Amendment is being filed to report a pro rata distribution of shares of common stock, par value $0.0001 per share, (the “Common Stock”), and warrants to purchase shares of Common Stock (the “Warrants”) by M III Sponsor I LLC (“M III Sponsor”) on May 24, 2019. This Amendment also provides other updates since the filing of Amendment No. 4 on June 8, 2018. Information in this Schedule 13D is presented as of May 24, 2019.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 45686J104

(a) This Schedule 13D is being filed jointly by: (i) Mohsin Y. Meghji (the “Principal”), (ii) M III Sponsor, (iii) M III Acquisition Partners I LLC (“M III Acquisition”) and (iv) Mohsin Meghji 2016 Gift Trust (the “Trust”). M III Sponsor, M III Acquisition and the Trust are collectively referred to as the “Reporting Entities.” The Principal and the Reporting Entities are collectively referred to as the “Reporting Persons.”

The Principal is the managing member of M III Acquisition. M III Acquisition is the managing member of M III Sponsor. The spouse of the Principal is the trustee of the Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 3, 2019, a copy of which is incorporated by reference as Exhibit 99.1.

(b) The business address of the Principal is 130 West 42nd Street, 17th Floor, New York, New York 10036. The address of the principal office M III Sponsor, M IIII Acquisition and the Trust are 130 West 42nd Street, 17th Floor, New York, New York 10036.

(c) The Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Principal occupation: Managing Partner
Company: M-III Partners, LP
Principal business: Financial Advisory Services
Address: 130 West 42nd Street, 17th Floor, New York, New York 10036

The principal business of M III Sponsor and M III Acquisition is to act as a sponsor, or manager of a sponsor, of Infrastructure and Energy Alternatives, Inc. (the “Issuer”). The principal business of the Trust is to hold assets for its beneficiaries.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Principal is a United States citizen. M III Sponsor and M III Acquisition are Delaware limited liability companies. The Trust is a trust formed under the laws of New York.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

Distributions

On May 24, 2019, M III Sponsor made a pro rata distribution of 916,028 shares of Common Stock and 190,000 Warrants to its members for no consideration. As a result, 387,774 shares of Common Stock and 167,000 Warrants previously disclosed by the Principal as indirectly beneficially owned through M III Sponsor were distributed to the Principal.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 22,252,489 shares of Common Stock outstanding as of May 15, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and including shares of Common Stock that may be received by the Reporting Persons upon exercise of the Warrants) are as follows:

CUSIP No. 45686J104

M III Sponsor I LLC
a)		Amount beneficially owned: 484,464	Percentage: 2.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	484,464
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	484,464

M III Acquisition Partners I LLC
a)		Amount beneficially owned: 484,464	Percentage: 2.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	484,464
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	484,464

Mohsin Meghji 2016 Gift Trust
a)		Amount beneficially owned: 305,376	Percentage: 1.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	305,376
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	305,376

Mohsin Y. Meghji
a)		Amount beneficially owned: 2,018,322	Percentage: 8.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,228,482*
	ii.	Shared power to vote or to direct the vote:	789,840
	iii.	Sole power to dispose or to direct the disposition of:	1,228,482*
	iv.	Shared power to dispose or to direct the disposition of:	789,840

* Includes 769,077 shares of Common Stock in which the Principal has a right to acquire upon exercise of 1,538,154 Warrants.

The Principal may, by reason of his status as the sole managing member of M III Acquisition, which is the sole managing member of M III Sponsor, be deemed to beneficially own the Common Stock held by M III Sponsor. The Principal may, by reason of being the spouse of the trustee of the Trust, be deemed to own beneficially the shares of Common Stock held by the Trust. The Principal disclaims beneficial ownership of the Common Stock held by the Trust, and held by M III Sponsor and M III Acquisition to the extent the Common Stock is held for the benefit of another designee.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 45686J104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

Amended and Restated Investor Rights Agreement

On May 20, 2019, M III Sponsor entered into an Amended and Restated Investor Rights Agreement (“A&R Investor Rights Agreement”), by and among M III Sponsor, the Issuer, Infrastructure and Energy Alternatives, LLC (and any affiliated transferee) and Oaktree Power Opportunities Fund III Delaware, L.P. The A&R Investor Rights Agreement amends and restates the investor rights agreement, dated as of March 26, 2018, in order to, among other things, increase the size of the Issuer’s Board of Directors to nine (9) directors (as a result of the holders of the Issuer’s Series B Preferred Stock having the right to designate a director to the Board). This description of the A&R Investor Rights Agreement is qualified in its entirety by reference to the full text of the A&R Investor Rights Agreement, which is filed as Exhibit 10.13 to this Schedule 13D and is incorporated herein reference.

Voting Agreement

On May 20, 2019, M III Sponsor entered into a voting agreement (the “Voting Agreement”) by and between the Issuer and M III Sponsor. The Voting Agreement provides that, at any meeting of the Issuer’s shareholders for the purpose of approving the issuance of Warrants under the Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among the Issuer and the commitment parties thereto, or upon conversion of the Issuer’s Series A Preferred Stock, M III Sponsor will vote in favor of such proposals. The Voting Agreement contains certain limited representations and warranties by the Issuer and M III Sponsor. Additionally, the Issuer and M III Sponsor have made certain limited covenants, including a covenant by M III Sponsor to not dispose of or encumber any shares of Common Stock through September 30, 2019, subject to certain exceptions. This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.14 to this Schedule 13D and is incorporated herein reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding Exhibits 10.13 and 10.14, and by amending and restating Exhibit 99.1.

Exhibit 10.13 Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 22, 2019).

Exhibit 10.14 Voting Agreement, dated as of May 20, 2019, by and between Infrastructure and Energy Alternatives, Inc. and M III Sponsor I LLC. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 22, 2019).

 Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 45686J104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2019
M III SPONSOR I LLC By: M III Acquisition Partners I LLC, its Managing Member

	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji Title: Managing Member

M III ACQUISITION PARTNERS I LLC
	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

Mohsin Meghji 2016 Gift Trust
	By:	/s/ Tasneem Meghji
Name: Tasneem Meghji Title: Trustee

/s/ Mohsin Y. Meghji____
Mohsin Y. Meghji